

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2021

Rohit Bhagat
Chief Executive Officer
FinTech Evolution Acquisition Group
c/o 1345 Avenue of the Americas
New York, NY 10105

    Re: FinTech Evolution Acquisition Group
        Amendment No. 1 to Registration Statement on Form S-1
        Filed February 23, 2021
        File No. 333-252969

Dear Mr. Bhagat:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed February 23, 2021

Exhibits

1.   Paragraph (a)(ii) of Exhibit 5.1 refers to an incorrect ratio of warrants per unit. Please file a revised opinion.

2.   Section 9.3(ii) of Exhibit 4.4 indicates that the federal district courts of the United States are the sole and exclusive forum for claims arising under the Securities Act, contrary to your disclosure on pages 71-72, which indicates that the courts of the State of New York are also permitted to hear claims arising under the Securities Act. Please reconcile.

Rohit Bhagat
FinTech Evolution Acquisition Group
February 24, 2021
Page 2

       You may contact Heather Clark at (202) 551-3624 or Martin James at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Erin Purnell at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Douglas Ellenoff